

Mail Stop 6010

August 20, 2008

Mr. James A. Tassone
Chief Financial Officer
Uni-Pixel, Inc.
8708 Technology Forest Place, Suite 100
The Woodlands, Texas 77381

> **Re: Uni-Pixel, Inc.**
> **Form 10-KSB for the Year Ended December 31, 2007**
> **Response Letter dated August 11, 2008**
> **File No. 000-49737**

Dear Mr. Tassone:

We have reviewed your response letter dated August 4, 2008 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments, however, if you disagree, we would be pleased to consider your explanation as to why a revision is not necessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB as of December 31, 2007

1.	Please tell us when you intend to amend your Form 10-KSB to include the revised disclosures included in your response letter dated August 11, 2008.

2.	Based on your response, it is not clear how you have considered whether management's failure to provide its report on internal control over financial reporting impacts its conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year. Please tell us the factors you considered and highlight for us those factors that supported your conclusion. To the extent that you continue to conclude that your disclosure controls and procedures were effective, please tell us how you considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management's report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting.

	As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comment.

	You may contact Lynn Dicker, Staff Accountant, at (202) 551-3616 or me at (202) 551-3643 if you have questions regarding these comments.

					Sincerely,

					Kevin L. Vaughn
					Accounting Branch Chief